SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

Eagle Supply Group, Inc.

(Name of Subject Company (Issuer))

Gulfside Supply, Inc.

Gulfco Acquisition, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

269894  10  1

(CUSIP Number of Common Stock)

James S. Resch, President

Gulfside Supply, Inc.

501 North Reo Street

Tampa, Florida 33609

(813) 636-9808

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David C. Shobe, Esq.

David M. Doney, Esq.

Fowler White Boggs Banker P.A.

501 East Kennedy Boulevard

Suite 1700

Tampa, Florida 33602

(813) 228-7411

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$34,199,000	$4,333.01

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 10,265,455 of common stock, par value $0.001 per share, of Eagle Supply Group, Inc. (the “Shares”), representing all of the outstanding Shares, and (ii) 5,279,545 Shares reserved for issuance upon exercise of outstanding options and warrants to purchase Shares, in each case as of August 5, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,840	Filing Party:	Gulfside Supply, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission on August 16, 2004, by Gulfco Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Gulfside”), relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share, of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), for a purchase price of $2.20 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004, a copy of which is filed as Exhibit (a)(1)(A) to the Statement (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Items 1 through Item 11

A. The sixth bullet point (which appears on page S-3 of the Offer to Purchase) in the response to the question “Can the offer be extended and under what circumstances?” on page S-2 of the Offer to Purchase is hereby amended by deleting it and replacing it with the following:

•	If the minimum condition discussed below is satisfied, without the consent of Eagle, we may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of not less than three or more than twenty business days beginning immediately on the next day after the scheduled expiration date, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration.

B. The first sentence in the response to the question “Until what time may I withdraw previously tendered shares?” on page S-4 of the Offer to Purchase is hereby amending it by deleting it and replacing it with the following:

You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by 12:00 midnight, New York City time, on September 13, 2004, and, unless previously accepted for payment by Gulfco Acquisition, Inc. in the offer, you may withdraw them at any time after October 15, 2004.

C. The third paragraph on page 1 of the Offer to Purchase is hereby amended by adding the following sentence at the end of such paragraph:

If the Purchaser exercises the Top-Up Option, the Purchaser will own 90% of the outstanding Shares and will be able to complete the Merger without a vote of the Company’s stockholders.

D. The first full paragraph on page 3 of the Offer to Purchase is hereby amended by adding the following sentence immediately after the sentence that reads, “Additionally, under the Delaware General Corporation Law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser would be able and intends to complete the Merger without a vote of the Company’s stockholders.”:

If the Purchaser exercises the Top-Up Option, the Purchaser will own 90% of the outstanding Shares and will be able to complete the Merger without a vote of the Company’s stockholders.

E. The second sentence of the second full paragraph on page 4 of the Offer to Purchase is hereby amended by deleting it and replacing it with the following:

A Subsequent Offering Period is an additional period of time from three to 20 business days in length, beginning immediately after the latest Expiration Date, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

F. The first full paragraph on page 5 of the Offer to Purchase is hereby amended by adding the following sentence at the end of such paragraph:

Other than as a result of an extension of the offering period, the Purchaser is not aware of any circumstances that would cause a delay in its acceptance for payment of or payment for Shares or that would make the Purchaser unable to pay for Shares pursuant to the Offer for any reason.

G. The second sentence of the first paragraph under the heading “2. Acceptance for Payment and Payment for Shares” on page 5 of the Offer to Purchase is hereby amended by deleting it and replacing it with the following:

Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares pending receipt of any regulatory or governmental approvals to the Offer.

H. The sentence that comprises the fourth full paragraph on page 6 of the Offer to Purchase is hereby amended by deleting the phrase “as promptly as practicable following the expiration or termination of the Offer” and replacing it with the phrase “promptly following the expiration or termination of the Offer.”

I. The first paragraph under the heading “5. Certain United States Federal Income Tax Consequences” on page 10 of the Offer to Purchase is hereby amended by (i) deleting the word “general” in the first sentence of such paragraph; (ii) deleting the phrase “is for general information only and” in the second sentence of such paragraph; and (iii) deleting the word “discussion” in the second, third, fourth, and fifth sentences of such paragraph and replacing it, in each case, with the word “summary.”

J. The second sentence of the third paragraph on page 14 of the Offer to Purchase is hereby amended by deleting it and replacing it with the following:

Although Gulfside and the Purchaser have no knowledge which would indicate that any statements contained herein based upon such reports and documents are untrue, Gulfside and the Purchaser cannot guarantee the accuracy or completeness of the information obtained or contained in such reports and other documents.

K. The second full paragraph on page 17 of the Offer to Purchase is hereby amended by adding the following sentence immediately after the first sentence of such paragraph:

The purpose for the requirement that Mr. Resch make the capital contribution to Gulfside is to provide comfort to the lenders that Gulfside is adequately capitalized, taking into account the increased debt levels under the BABC Credit Facilities, and will have a cushion to fund unexpected operational and working capital needs following the Offer and the Merger.

L. The second full paragraph on page 17 of the Offer to Purchase is hereby further amended by deleting the last sentence of such paragraph and replacing it with the following:

Mr. Resch’s obligations under the SunTrust Credit Facility will be guaranteed by Mr. Resch’s wife, a revocable trust of which Mr. Resch and his wife are the trustees, a family limited partnership established by Mr. Resch, Gulfside, and the Purchaser. The SunTrust Commitment Letter is subject to a number of terms and conditions, including (i) the negotiation, execution, and delivery of definitive documentation of the SunTrust Credit Facility that is satisfactory to SunTrust, (ii) there shall not have occurred a material adverse change in the financial condition of Mr. Resch or any guarantor, (iii) SunTrust shall not have determined that Mr. Resch or the guarantors are no longer credit-worthy, (iv) SunTrust shall not have determined that Mr. Resch or the guarantors have made material misrepresentations to obtain the credit contemplated by the SunTrust Commitment Letter, (v) there shall not be litigation pending or threatened against Mr. Resch or the guarantors that would adversely affect the financing condition of Mr. Resch, and (vi) Gulfside generating additional liquidity of $8.0 million. The Offer is not conditioned upon completion of the SunTrust Credit Facility.

M. The second sentence of the fourth full paragraph on page 17 of the Offer to Purchase is hereby amended by deleting the word “Gulfside” and replacing it with “Mr. Resch.”

N. The Offer to Purchase is hereby amended by inserting the following as a stand-alone paragraph immediately after the seventh full paragraph on page 19 of the Offer to Purchase:

On July 16, 2004, the Company and its financial advisor provided the Preliminary Financial Statements to Gulfside.

O. The second paragraph on page 20 of the Offer to Purchase is hereby amended by (i) deleting the word “certain” in the first sentence of such paragraph and replacing it with the word “various” and (ii) adding the following immediately after the first sentence of such paragraph:

These contingent liabilities related primarily to routine employee claims, trade disputes, and local tax matters. Based upon information provided by the Company, Gulfside did not believe that any of such contingent liabilities was material individually and believed that the aggregate contingent liability of the Company associated with such claims, disputes, and matters, to the extent any of such contingent liabilities are actually incurred, would not exceed $1.0 million.

P. The last paragraph on page 37 of the Offer to Purchase is hereby amended by deleting the first sentence of such paragraph and replacing it with the following:

The foregoing conditions are for the benefit of Gulfside and the Purchaser and may be asserted by Gulfside or the Purchaser regardless of the circumstances giving rise to such conditions. All conditions to the Offer, other than those dependent upon receipt of any necessary government approvals, must be satisfied or waived before the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2004

GULFSIDE SUPPLY, INC.

By:	/s/ James S. Resch
Name: James S. Resch Title: President

GULFCO ACQUISITION, INC.

By:	/s/ James S. Resch
Name: James S. Resch Title: President